OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**535,000**	**$535,000**	**$492,200**

THE COMPANY

1.	Name of issuer:	**RAIDAQ LLC**

ELIGIBILITY

2.	☑ Check this box to certify that all of the following statements are true for the issuer:

   ● Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   ● Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   ● Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   ● Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   ● Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   ● Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.	Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS AND OFFICERS OF THE COMPANY

Name: Sean H. Worthington   Dates of Board Service: Aug 2018- present

Principal Occupation:	Computer Science Instructor
Employer: Butte College   Dates of Service: Aug 2002-present
Employer's principal business:	Higher Education

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

   Position: CEO   Dates of Service: Aug 2018-present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

   Employer: Butte College
   Employer's principal business:	Higher Education
   Title: Computer Science Instructor   Dates of Service: 2002-present
   Responsibilities: Teaching classes, mentoring students, research

FP: truCrowd

RAIDATECH
AUTHENTICITY SOLUTIONS

RAIDAQ LLC
P.O. Box 3644 Gillette, WY 82717
(307) 222-2032

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

Name: Adam Fogerson   Dates of Board Service: Aug 2018- present

Principal Occupation: Communications Consultant
Employer: Self   Dates of Service: 1994-present
Employer's principal business: Communications

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

.   Position: COO   Dates of Service: Aug 2018-present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

.   Employer: Fogerson Communications/Self
.   Employer's principal business: Consulting
.   Title: Proprietor   Dates of Service: 1994-present
             Responsibilities: Perception management, fundraising, digital marketing, consulting
.   Employer: Lolair Protection Agency
.   Employer's principal business: Private Security
.   Title: VP Client Development   Dates of Service: Apr 2017- Feb 2018
             Responsibilities: Marketing, client acquisition
.   Employer: Global Education Institute
.   Employer's principal business: Higher Education
.   Title: VP Strategic Partnerships   Dates of Service: Mar 2016- Feb 2017
.   Responsibilities: Strategic business development, relationship management

PRINCIPAL SECURITY HOLDERS

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Sean H. Worthington	5,861,393	**58.6%**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

RAIDAQ LLC
P.O. Box 3644 Gillette, WY 82717
(307) 222-2032

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**535,000**	**$535,000**	**$492,200**

RAIDAtech - The Next Phase


RAIDA

RAIDAtech is the pioneer in the use of the patented RAIDA technology.

RAIDA stands for: Redundant Array of Independent Detection Agents

RAIDA is considered to be more scalable, faster, more secure, more affordable and more eco-friendly than certain blockchain technology.

The company is focused on delivering next generation technology solutions for various digital currencies and tokenization. The first phase of accomplishing this goal is to take an existing coin, Cloudcoin, and technically place this asset on various large scale exchanges.









RAIDAQ LLC
P.O. Box 3644 Gillette, WY 82717
(307) 222-2032

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**535,000**	**$535,000**	**$492,200**

Several Major Exchanges Are Ready To Go

Bitcoin.com | EST. 2013 HitBTC | changelly

In September RAIDAtech entered into agreements with three large exchanges to sell Cloudcoins on their respective platforms. The exchanges are Bitcoin.com, HitBTC and Changelly. Combined those 3 exchanges average approximately three billion dollars in daily trading. In addition those three exchanges possess lists totaling 3.5 million potential coin and token buyers. Lastly, these exchanges average roughly 6 million visitors to their sites each month.

By entering into these agreements RAIDAtech will have one of its coins broadly traded and promoted throughout the world. This action will make history in that a digital currency will be powered by an alternative technology like the RAIDA which does not use the blockchain technology.

Massive Promotion Of Cloudcoin

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

With access to 3.5 million prospects, through email marketing, and exposure to 6 million visitors a month Cloudcoin will explode into the consciousness of millions across the globe. During the short history of crypto and digital currencies it is not uncommon to see the value of currencies skyrocket. Why? In many cases it comes down to circumstances whereby a currency gets massive and concentrated exposure. This is the plan for Cloudcoin and the technology behind a breakthrough new currency--RAIDAtech.

RAIDAtech Makes a Breakout

With the sudden rise of Cloudcoin as a new digital asset, eyes will turn to the underlying technology. RAIDAtech will be ready to broadly promote its obvious advantages over blockchain in terms of faster transaction speed, lower energy consumption and significant serenity advantages. All of these advantages can be reviewed by going to www.Raidatech.com.

Licensing of the underlying technology for current or future digital assets will be the focus of RAIDAtech actions.

Investment Opportunity--The RAIDAtech Revolution

Imagine if you could transport yourself back in time to when Microsoft or Apple was just starting. The valuations of those two companies were microscopic compared with their current market capitalization. This is the type of opportunity we are offering at this time. Right now RAIDAtech is making available this offer:

● One can purchase RAIDAtech, LLC units at a price of just $1.00
● For each LLC unit purchased 100 Cloudcoins will be provided for free as a bonus
● The minimum purchase is just $2,000
● Investors can purchase more than $2,000 worth of LLC units.
● A total of 700,000 LLC units will be made available

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

Use Of Funds



RAIDAtech is raising funds at this time to place RAIDAtech powered Cloudcoins on multiple exchanges including those listed above. In addition, the company will launch a massive promotional campaign in connection with placements of Cloudcoins on the various exchanges. Finally, RAIDAtech development efforts will be dramatically increased as refinements of the RAIDAtech technology and support requirements increase. The amounts below can be adjusted as requirements demand.

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$10,000.00	$535,000.00
Less: Offering Expenses	$800.00	$42,800.00
Net Proceeds	$9,200.00	$492,200.00
Use of Net Proceeds		
Exchange placement fees and integration	$3,500.00	$180,000.00
Development and staffing costs	$3,000.00	$170,000.00
Promotional and publicity costs	$2,500.00	$135,000.00
General Operating Capital	$200.00	$7,200.00
Total Use of Net Proceeds	$9,200.00	$492,200.00

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

Risk Factors

One should understand the risks inherent in the early stage of a startup company doing business in an explosive new industry. These risks include:

- Governmental organizations adopting regulatory rules and laws that hamper or even curtail the operations of RAIDAtech or customers that the company is working with
- Technologies that could be developed that are superior to RAIDAtech
- Insufficient capitalization of the company so as to restrict growth or impede it altogether
- Technology adjustments or refinements that are ineffective or that reduce the effectiveness and workability of the underlying technology.
- Changes in the business operations of exchanges that Cloudcoins will be placed in that restrict or even eliminate the trading of Cloudcoins on these exchanges
- The business failure of exchanges associated with RAIDAtech operations

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments. Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

An investment in the Company's securities involves substantial risk. Prospective investors should consider carefully the factors referred to below as well as others associated with their investment. In addition, this Memorandum contains forward-looking statements regarding future events and the future financial performance of the Company that involve significant risks and uncertainties. Investors are cautioned that such statements are predictions and beliefs of the Company and the Company's actual results may differ materially from those discussed herein. The discussion below includes some of the material risk factors that could cause future results to differ from those described or implied in the forward looking statements and other information appearing elsewhere in this Memorandum. If any of the following risks, or any additional risks and uncertainties not listed below and not presently known to us, actually occur, our business could be harmed or fail. In such case, you may lose all or part of your Investment.

Early Stage Company

This is a brand-new company. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date. As a new company we have a limited operating history. The Company was organized on August 5, 2018. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

Products and Services

Will there be sufficient market for our products and at what price point? We will only succeed if there is sufficient demand for products and services.

Competition

We compete with other companies. A number of competitors exist that either provide authentication, anti-counterfeiting, cybersecurity or related products and services. None, however, has a comparable security backbone to the patented RAIDA technology. Competitors and other companies may directly compete with us.

Many of our competitors have greater brand recognition and greater financial, marketing and other resources. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

Management/Team

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

We depend on a small management team and depend on their skill and experience. Each has a different skill set. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent. Our success is dependent on our key personnel. We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

We are controlled by our officers and directors. Our officers and directors currently hold the majority voting units, and at the conclusion of this offering will continue to hold a majority of the company's units. Investors in this offering will not have the ability to control a vote the board of directors.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

Management has broad discretion as to the use of proceeds. The net proceeds from this
Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

Projections and Assumptions

It is difficult for us to accurately predict our earnings potential. Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and

Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

Financing

The Company may require additional financing to support working capital needs. The
Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

There is no minimum capitalization for this offering and investors' subscription funds will be used by us as soon as they are received. There is no assurance that all or a significant number of units may be sold in this Offering. If only small portions of the units are placed, then we may not have sufficient capital to operate. There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, the project would need to be scaled down, and would have a material adverse effect on our business.

Technology

The general adoption of new technology cannot be assured. The Company's products and services involve new technology and will be subject to social, economic, and technological adoption at the consumer, retail, and corporate level. The success of the Company will depend on the adoption of our products and services by all user groups, which will be dependent, long-term, on the bottom-up adoption cycle from customers vs. a top-down adoption from businesses. It is not possible to predict the adoption rate of the end customer due to the risk that our products will not be commercially or technologically adopted.

We must continue to enhance the features and functionality of our technology and product offerings. The effective performance, reliability and availability of our technology and product offerings are critical to our reputation and our ability to attract and retain users and customers. If we do not continue to make investments in product development and, as a result, or due to other reasons, fail to attract new and retain existing customers and investors, this could

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

significantly decrease the value of our products and services to all customers and stakeholders. There can be no assurance that we will be successful in developing, marketing and selling new products and services that meet changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products and services, or that any new products and services and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

General economic and market conditions

Other economic and public health conditions in the markets in which we operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third party conduct could negatively impact our business. Various economic and public health conditions can have a significant negative impact on our business. Significant increases in the costs of other products, which are required by consumers, such as gasoline, home heating fuels, or groceries, may reduce discretionary spending by our target market, which would negatively impact our business. Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

In addition to experiencing potentially lower or no revenues from our products during times of economic difficulty, in an effort to maintain sales during such times we may need to reduce the price of our products, increase our promotional spending, or take other steps to encourage consumer purchases of our products. Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability.

Intellectual Property

We are developing proprietary technologies, processes, software, and products relating to the authenticity and security space. Although reasonable efforts will be taken to protect the rights to our intellectual property and patent, the complexity of international trade secret, copyright, trademark and patent law, coupled with our limited resources and the demands of quick delivery of products and services to market, create risk that our efforts will prove inadequate. Further, the nature of the business demands that considerable detail about our innovative products be exposed to competitors.

If we incur costly litigation and our personnel are not effectively deployed, the expenses and losses incurred may increase, and our business will suffer material adverse effects, or may fail.

Regulation

We could become subject to regulation in various jurisdictions. The technology sector is ever-changing and so is the regulator environment. We cannot anticipate the time and expense it would take to manage compliance issues in a global marketplace.

We are relying on certain exemptions from registration. The units are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the units were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the units. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

The units are restricted securities and a market for such securities may never develop.
Investors should be aware of the potentially long-term nature of their investment. Each purchaser of units will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Shares, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no current public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Offering price is arbitrary. The price of the Shares offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the Shares bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Additional unforeseen risks

In addition to the risks described herein and elsewhere, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

THE OFFERING

9.   What is the purpose of this offering?

        To provide for continued research and develop, fund ongoing operations, and to increase sales, marketing and business development.

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$10,000.00	$535,000.00
Less: Offering Expenses	$800.00	$42,800.00
Net Proceeds	$9,200.00	$492,200.00
Use of Net Proceeds		
Exchange placement fees and integration	$3,500.00	$180,000.00
Development and staffing costs	$3,000.00	$170,000.00
Promotional and publicity costs	$2,500.00	$135,000.00
General Operating Capital	$200.00	$7,200.00
Total Use of Net Proceeds	$9,200.00	$492,200.00

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

        Units of membership interest at $1.00 per unit

14.   Do the securities offered have voting rights? ☑ Yes   ☐ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

        (1)   to the issuer;
        (2)   to an accredited investor;
        (3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
        (4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

Common Units:								
Units of Membership Interest	10,000,000	9,465,000	Yes	☑	No ☐	Yes ☐	No	☑
						Specify:		

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

        None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

        None

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

        The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

        This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

        These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

RAIDAQ LLC
P.O. Box 3644 Gillette, WY 82717
(307) 222-2032

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**535,000**	**$535,000**	**$492,200**


Low Bound
$ 14,538,000
Pre-money valuation
$ 15,821,198
High Bound
$ 17,105,000
5 Valuation Methods
$ 4,873,289
Scorecard
$ 5,599,111
Checklist
$ 15,276,284
Venture Capital
$ 14,503,101
DCF with LTG
$ 20,909,812
DCF with Multiples
Method weights
6%
6%
16%
36%
36%

The weights for the above mentioned valuation methods are: Scorecard (6%), Check-list (6%), Venture Capital (16%), DCF- Long Term Growth (36%), and DCF with Multiples (36%).
The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$15,821,198**

The company has elected to go with a slightly more conservative valuation of $15,000,000

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

25.   What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
September 1, 2018	506(b)	1,500,000	$450,000	R&D
July 2, 2019	Regulation Crowdfunding	Units of Interest	$133,796.00	R&D, general operations

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.

No to all

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☑ Yes   ☐ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Company is currently operating at a slight profit but needs new investors to grow. Two quarters since inception were profitable while company operated at a loss for six--most of the losses are on the books as appreciated R&D.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

FP: truCrowd



RAIDAQ LLC
P.O. Box 3644 Gillette, WY 82717
(307) 222-2032

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

RAIDAQ, LLC
For the Years Ended December 31, 2019 and 2018
With Independent Accountant's Review Report



FP: truCrowd

RAIDAQ LLC
P.O. Box 3644 Gillette, WY 82717
(307) 222-2032

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

RAIDAQ, LLC

Financial Statements

For the Years Ended December 31, 2019 and 2018

Contents

1

FP: truCrowd

RAIDA TECH AUTHENTICITY SOLUTIONS

RAIDAQ LLC
P.O. Box 3644 Gillette, WY 82717
(307) 222-2032

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**535,000**	**$535,000**	**$492,200**

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
RAIDAQ, LLC.
Youngsville, NC

I have reviewed the accompanying balance sheets of RAIDAQ, LLC., (the Company) as of December 31, 2019 and December 31, 2018, and the related statements of income, changes in members' equity, and cash flows for the periods then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
September 22, 2020

2


OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

(This page intentionally left blank.)

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

RAIDAQ, LLC

Balance Sheets

	December 31, 2019	2018
Assets		
Current assets:		
Cash and cash equivalents *(note 1)*	$ 41,547	$ 194,627
Total current assets	41,547	194,627
Property and Equipment *(note 1)*		
Computers and Equipment	9,752	9,752
Accumulated Depreciation	(4,199)	(948)
Net fixed assets	5,553	8,804
Research and development (R&D)-Apps	326,321	68,607
Accumulated Amortization *(note 1)*	(56,953)	(5,784)
Net R&D	269,368	62,823
Other assets -Securities available-for-sale *(note 2)*	-	20,000
Total assets	$ 316,468	$ 286,254
Liabilities and Members' Equity		
Current liabilities:		
Trade payable	-	2,435
Total current liabilities	-	2,435
Long-term obligations:		
Loan due related party	-	8,600
Total long-term liabilities	-	8,600
Total liabilities	-	11,035
Members' equity:		
Voting Members *(see note 4)*	316,468	275,219
Total members' equity	316,468	275,219
Total liabilities and members' equity	$ 316,468	$ 286,254

See Independent Accountant's Review Report.

4

RAIDAQ LLC
P.O. Box 3644 Gillette, WY 82717
(307) 222-2032

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

RAIDAQ, LLC

Statements of Operations

	December 31, 2019	December 31, 2018
Revenue	**$ 109,972**	$ 42,506
Expenses:		
Amortization expenses	**51,169**	5,784
Bank charges & credit card charges	**2,918**	26
Computer and internet expenses	**5,292**	380
Depreciation expense	**3,251**	948
Investment Facilitation expenses	**23,025**	136,885
Legal and professional expenses	**66,654**	300
Marketing Events	**6,822**	6,321
Meals and Entertainment	**1,613**	67
Office expenses	**42,696**	4,630
Contractors	**45,000**	25,000
Rent	**16,070**	7,235
Sales and Marketing	**32,862**	51,475
Travel	**16,855**	995
Utilities	**2,450**	312
Total operating expenses	**316,677**	240,358
Operating Loss	**(206,705)**	(197,852)
Other income		
Gain on sale of securities	**3,255**	-
Total other income	**3,255**	-
Net Loss	**$ (203,450)**	$ (197,852)

See Independent Accountant's Review Report.

5

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

RAIDAQ, LLC

Statements of Changes in Members' Equity

	Total Members' Equity
Balance at December 31, 2017	$ -
Plus: Members' contributions	473,071
Less: Net Loss	(197,852)
Balance at December 31, 2018	$ 275,219
Plus: Members' contributions	244,699
Less: Net Loss	(203,450)
Balance at December 31, 2019	$ 316,468

See Independent Accountant's Review Report.

6

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

RAIDAQ, LLC

Statements of Cash Flows

	December 31, 2019	2018
Operating activities		
Net income	$ (203,450)	$ (197,852)
Add: Amortization expense	51,169	5,784
Add: Depreciation expense	3,251	948
Less: Gain on sale of securities	(3,255)	-
Increase (decrease) in trade payable	(2,435)	2,435
Increase (decrease) in related party	(8,600)	8,600
Net cash used by operating activities	(163,320)	(180,085)
Investing activities		
Securities for sale	23,255	(20,000)
Property and equipment	-	(9,752)
Research and development	(257,714)	(68,607)
Net cash used in investing activities	(234,459)	(98,359)
Financing activities		
Proceeds from capital contribution	244,699	473,071
Net cash provided by financing activities	244,699	473,071
Net (decrease) increase in cash and cash equivalents	(153,080)	194,627
Cash and cash equivalents at beginning of year	194,627	-
Cash and cash equivalents at end of year	$ 41,547	$ 194,627

Supplemental disclosures of cash flow information:

Cash paid for interest	-	-
Cash paid for income taxes	-	-

See Independent Accountant's Review Report.

7

FP: truCrowd

RAIDATECH AUTHENTICITY SOLUTIONS

RAIDAQ LLC
P.O. Box 3644 Gillette, WY 82717
(307) 222-2032

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**535,000**	**$535,000**	**$492,200**

RAIDAQ, LLC
Notes to Financial Statements
December 31, 2018

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

RAIDAQ, LLC, (the Company) is a development stage Wyoming LLC. RAIDAQ LLC dba RAIDAtech is a research, technology and Solutions with Services (SwS) company with exclusive license to develop applications for the patented RAIDA technology, a quantum-safe, self-healing, simple, fast and reliable global system for counterfeit detection and authentication, including a post-blockchain protocol for digital currencies.

The Company is developing a wide range of applications for RAIDA technology including secure cloud-based solutions for personal communications, financial services, information technology, business operations, education, healthcare and other fields. The Company is working with leading digital currency exchanges so that RAIDA-based assets are available on those exchanges.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: all the risks inherent in a new business, unfavorable publicity, infringement claims, unable to introduce new solutions or products on schedule, or consumer perception of their products or any similar products distributed by other companies could have a material adverse effect on their business and financial condition.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-year convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from three to seven years. Research and development's cost is amortized over four years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

See Independent Accountant's Review Report.

8

FP: truCrowd

RAIDAQ LLC
P.O. Box 3644 Gillette, WY 82717
(307) 222-2032

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**535,000**	**$535,000**	**$492,200**

RAIDAQ, LLC
Notes to Financial Statements (continued)
December 31, 2018

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

2. Other Assets

The Company had invested $20,000 into gold with United Precious Metals Association (UPMA), where UPMA vaults the gold for a monthly fee. This investment was sold in July of 2019 and related gain was recorded in other income.

3. Income Taxes

At year-end, the Company has retained its election to be taxed as a partnership for federal and state tax purposes. Accordingly, the Company is not subject to income taxes in any jurisdiction. Each partner is responsible for the tax liability, if any, related to its proportionate share of the Partnership's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

4. Membership Interests

The Company has two hundred eight (208) voting members. The voting Membership Interests are equal in all respects. Only two of those two hundred eight members have management rights. Membership units are distributed as follow: management owns 68%, non-management owns 32%.

Members are only entitled to distributions or dividends proportionate to their member units (Ownership) when and if declared by the Company's management team out of funds legally available therefore. The Company to date has not given any such distributions or dividends. Future distribution policies are subject to the discretion of the management team of the Company and will depend upon a number of factors, including among other things, the capital requirements and the financial condition of the Company.

See Independent Accountant's Review Report.

9

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

RAIDAQ, LLC
Notes to Financial Statements (continued)
December 31, 2018

5. Commitments and Contingencies

As of the date of issuance of financials, September 22, 2020, the company's founder has committed that the company is granted exclusive license to use the patented RAIDA technology for all future purposes.

6. Going concern

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

During the years ended December 31, 2019 and 2018, the Company had net losses of approximately $203,450 and $197,852, respectively, due to developing and launching their product as well as expanding its customer base. The Company continues to grow its customer base, develop its sales force and enhance its marketing capabilities, with additional funding required to support operations. For 2020, the Company has a year-to-date profit of $17,226 that includes one-time professional expense of $145,000 for integrating RAIDA currencies on digital currency exchanges. Whether and when the Company can attain consistent positive cash flows is contingent upon several factors, including ongoing expansion of customer base and improvement of sales margins.

The Company plans to raise additional capital through crowdfunding in 2020 to expand to new markets and increase recurring revenue. Additionally, the Company believes it will continue to be supported by its existing shareholders, and potentially by new investors as well.

6. Subsequent Event

Management has evaluated subsequent events through September 22, 2020, the date on which the financial statements were available to be issued. The Company has received remaining investment contributions of $48,648 from existing members on January 6, 2020. In addition, convertible notes were issued in September 2020 for $115,000. Year-to-date R&D expense for 2020 was $144,706.

See Independent Accountant's Review Report.

10

FP: truCrowd

RAIDATECH
AUTHENTICITY SOLUTIONS

RAIDAQ LLC
P.O. Box 3644 Gillette, WY 82717
(307) 222-2032

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**535,000**	**$535,000**	**$492,200**

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iv) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer?
☐ Yes ☑ No

(B) engaging in the business of securities, insurance or banking?
☐ Yes ☑ No

(C) engaging in savings association or credit union activities?
☐ Yes ☑ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

      (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

      (ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

      (iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

      (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

      (ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

      (1)   any other material information presented to investors; and

      (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: raidatech.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§   **240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

RAIDAQ LLC UNIT PURCHASE AGREEMENT

This Unit Purchase Agreement ("Agreement") is entered into as of _____ (date), by and between RAIDAQ LLC dba RAIDAtech ("Seller") and _____ ("Purchaser"). Purchaser and Seller may collectively be referred to as the "Parties."

> **WHEREAS,** Seller is the record owner and holder of units of RAIDAQ LLC (the "Company"), a Wyoming Limited Liability Company; and

> **WHEREAS,** the Parties desire to enter into this Agreement pursuant to which Purchaser will purchase from Seller units of the Company.

> **NOW, THEREFORE,** in consideration for the promises set forth in this Agreement, the Parties agree as follows:

1. **PURCHASE AND SALE:** Subject to the terms and conditions set forth in this Agreement, Purchaser hereby agrees to purchase from Seller, and Seller hereby agrees to sell, transfer and convey to the Purchaser _____ units of Company (the "Equity").

2. **PURCHASE PRICE:** The purchase price for each unit shall be _____ dollar (_____) for an aggregate purchase price of_____ dollars ($_____) (the "Purchase Price"), to be paid to the Seller via escrow at the closing.

3. **CLOSING:** The closing contemplated by this Agreement for the transfer of the units and the payment of the Purchase Price shall take place on _____(the "Closing"). The certificates representing the units shall be duly endorsed for transfer or accompanied by an appropriate unit transfer.

4. **REPRESENTATIONS AND WARRANTIES OF SELLER:** Seller hereby warrants and represents that:
   (a) **Restrictions on units.** The Seller is not a party to any agreements that create rights or obligations in the units relating to any third party including voting or unitholder agreements. The Seller is the lawful owner of the units, free and clear of any encumbrances, security interests or liens of any kind and has full power and authority to sell and transfer units as contemplated in this Agreement.
   (b) **Organization and Standing.** To the Seller's knowledge, the Company is duly organized, validly existing and in good standing under the laws of the State of Wyoming and has full power and authority to own and operate its property and assets and to carry on its business as presently conducted.
   (c) **Capitalization and Voting Rights.** The authorized, issued and outstanding capital units of the Company are as set forth in the Offering Statement to which this Agreement is

FP: truCrowd

RAIDATECH
AUTHENTICITY SOLUTIONS

RAIDAQ LLC
P.O. Box 3644 Gillette, WY 82717
(307) 222-2032

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

attached, and all issued and outstanding units of the Company are validly issued, fully paid and nonassessable.

(d) **Authorization; Enforceability**. The Company has all right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All actions on the part of the Company, its directors and unitholders necessary for the (a) authorization execution, delivery and performance of this Agreement by the Company; and (b) authorization, sale, issuance and delivery of the Securities contemplated hereby and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The units, when issued and fully paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.

(e) **Litigation.** The Company knows of no pending or threatened legal or governmental proceedings against the Company which could materially adversely affect the business, property, financial condition or operations of the Company or which materially and adversely questions the validity of this Agreement or any agreements related to the transactions contemplated hereby or the right of the Company to enter into any of such agreements, or to consummate the transactions contemplated hereby or thereby.

5. **SUBSCRIPTION FOR UNITS, REPRESENTATIONS BY AND AGREEMENTS OF SUBSCRIBER:**

(a) Subject to the terms and conditions hereinafter set forth, the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company such number of units (the "Units"), and the Company agrees to sell to the Subscriber such number of units, as is set forth on the signature page hereof, at a per unit price equal to _____. The purchase price is payable via ACH intro the Reg CF Offering listed on us.truCrowd.com

(b) The Subscriber recognizes that the purchase of the units involves a high degree of risk including, but not limited to, the following: (a) the Company remains a development stage business with limited operating history and requires substantial funds; (b) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the units; (c) the Subscriber may not be able to liquidate its investment; (d) transferability of the units (sometimes hereinafter referred to as the "Securities") is extremely limited because, among other things, there is currently no market for the Company's Securities and no market may ever develop; (e) in the event of a disposition, the Subscriber could sustain the loss of its entire investment; and (f) the Company has not paid any dividends since its inception and cannot anticipate when any dividends will be paid.

(c) The Subscriber hereby acknowledges and represents that (a) the Subscriber has knowledge and experience in business and financial matters, prior investment experience, including investment in securities that are nonlisted, unregistered and/or not traded on a national securities exchange or on the National Association of Securities Dealers, Inc. (the

RAIDAQ LLC
P.O. Box 3644 Gillette, WY 82717
(307) 222-2032

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

"NASD") automated quotation system ("NASDAQ"), and Subscriber, Subscriber's attorney and/or accountant has read all of the documents, if any, furnished or made available by the Company to the Subscriber to evaluate the merits and risks of such an investment on the Subscriber's behalf and Subscriber is not relying on (i) the advice of the Company, any of its employees or directors or any of their respective representatives, agents or attorneys, (ii) any oral or written representations of the Company (other than as set forth herein), any of its employees or directors or any of their respective representatives, agents or attorneys or (iii) any information other than what subscriber has been given, if any; (b) the Subscriber recognizes the highly speculative nature of this investment; and (c) the Subscriber is able to bear the economic risk that the Subscriber hereby assumes.

(d) The Subscriber hereby acknowledges receipt and careful review of this Agreement and hereby represents that the Subscriber has been furnished ample opportunity to request information regarding the Company and any additional information that the Subscriber desired to know, and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company.

(e) To the extent necessary, the Subscriber has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the units hereunder. The Subscriber disclaims reliance on any statements made or information provided by any person or entity in the course of Subscriber's consideration of an investment in the units. The Subscriber hereby expressly acknowledges that the purchase of the units is made of the Subscriber's own free accord.

(f) The Subscriber understands that the Securities have not been registered under the Securities Act or under any state securities or "blue sky" laws and agrees not to sell, pledge, assign or otherwise transfer or dispose of the Securities unless they are registered under the Securities Act and under any applicable state securities or "blue sky" laws or unless an exemption from such registration is available.

(g) The Subscriber understands that the Securities comprising the units have not been registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act that depends, in part, upon the Subscriber's investment intention. In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Securities for the Subscriber's own account for investment and not with a view toward the resale or distribution to others. The Subscriber, if an entity, further represents that it was not formed for the purpose of purchasing the Securities. The Subscriber acknowledges that the Company is relying upon the Subscriber's representations in this Agreement in connection with the sale of the units hereunder.

(h) The Subscriber understands that there is not yet any public market for the units and that no market may develop for any of such Securities. The Subscriber understands that even if a public market develops for such Securities, Rule 144 ("Rule 144") promulgated under the Securities Act requires for nonaffiliates, among other conditions, a oneyear holding period prior to the resale (in limited amounts) of securities acquired in a nonpublic offering without having to satisfy the registration requirements under the Securities Act.

FP: truCrowd

RAIDATECH AUTHENTICITY SOLUTIONS

RAIDAQ LLC
P.O. Box 3644 Gillette, WY 82717
(307) 222-2032

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

The Subscriber understands and hereby acknowledges that the Company is under no obligation to register any of the units under the Securities Act or any state securities or "blue sky" laws.

(i) The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Securities that such Securities have not been registered under the Securities Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Securities. The legend to be placed on each certificate shall be in form substantially similar to the following:

THESE UNITS HAVE BEEN ISSUED UNDER AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND HAVE NOT BEEN REGISTERED. THESE UNITS CANNOT BE TRANSFERRED UNTIL REGISTERED UNLESS A SEPARATE EXEMPTION FROM REGISTRATION APPLIES TO SUCH TRANSFER.

(j) The Subscriber understands the Company will review this Agreement and the Company's representatives are hereby given authority by the Subscriber to call Subscriber's bank or place of employment or otherwise review the financial standing of the Subscriber; and it is further agreed the Company, in its sole and absolute discretion, reserves the unrestricted right, without further documentation or agreement on the part of the Subscriber, to reject or limit any subscription, to accept subscriptions for fractional units.

(k) The Subscriber acknowledges that at such time, if ever, as the Securities are registered, sales of the Securities will be subject to state securities laws.

(l) In connection with any public offering of the Company's Securities, the Subscriber hereby agrees to be subject to a lockup for a period of one hundred eighty (180) days or such longer period following such public offering as and if required by the underwriter or underwriters of such public offering (the "LockUp Period") provided, however, that notwithstanding the foregoing, the Subscriber shall not be subject to the LockUp Period unless all of the Company's directors, officers and shareholders owning five percent (5%) or more of the Company's fully diluted voting units are subject to the same LockUp Period. The foregoing lockups shall be applicable regardless of whether the Securities are then registered for resale under the Securities Act. This Section 1.17 shall be binding upon any transferee of the Securities.

i. In order to enforce the foregoing covenant, the Company may impose stoptransfer instructions with respect to any units or securities exchangeable, convertible or exercisable for units of each Subscriber or its transferee (and the units or securities of every other person subject to the foregoing restriction) until the end of such period.

(m) The Subscriber agrees not to issue any public statement with respect to the Subscriber's investment or proposed investment in the Company or the terms of any agreement or covenant between them and the Company without the Company's prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation.

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

(n) The Company agrees not to disclose the names, addresses or any other information about the Subscribers, except as required by law; provided, that the Company may use the name (but not the address) of the Subscriber in any registration statement in which the Subscriber's units are included.

(o) The Subscriber represents and warrants that it has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. The Subscriber hereby agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of such Subscriber hereunder.

(p) Without in any way limiting the representations and warranties herein, the Subscriber further agrees that the Subscriber shall in no event pledge, hypothecate, sell, transfer, assign, or otherwise dispose of any units, nor shall the Subscriber receive any consideration for units from any person, unless and until prior to any proposed pledge, hypothecation, sale, transfer, assignment or other disposition.

(q) The Subscriber agrees to save, indemnify, hold harmless and defend (with counsel acceptable to the Company), the Company and its directors, officers, employees, affiliates, controlling persons and agents and their respective heirs, representatives, successors from and against all liabilities, costs and expenses incurred by them as a result of (a) any sale or distribution of the Securities by the Subscriber in violation of the Securities Act or any applicable state securities or "blue sky" laws; or (b) any false representation or warranty or any breach or failure by the Subscriber to comply with any covenant made by the Subscriber in this Agreement (including the Confidential Investor Questionnaire contained in Article IV herein) or any other document furnished by the Subscriber to any of the foregoing in connection with this transaction; or (c) any action, suit or proceeding based on clauses (a) or (b) of this paragraph.

6. **SEVERABILITY:** If any part or parts of this Agreement shall be held unenforceable for any reason, the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is deemed invalid or unenforceable by any court of competent jurisdiction, and if limiting such provision would make the provision valid, then such provision shall be deemed to be construed as so limited.

7. **BINDING EFFECT:** The covenants and conditions contained in this Agreement shall apply to and bind the parties and the heirs, legal representatives, successors and permitted assigns of the Parties.

8. **BROKER'S FEES:** The Parties represent that there has been no act in connection with the transactions contemplated in this Agreement that would give rise to a valid claim against either party for a broker's fee, finder's fee or other similar payment.

9. **ENTIRE AGREEMENT:** This Agreement constitutes the entire agreement between the Parties and supersedes any prior understanding or representation of any kind preceding the date of this Agreement. There are no other promises, conditions, understandings or other agreements, whether

FP: truCrowd

RAIDATECH AUTHENTICITY SOLUTIONS

RAIDAQ LLC
P.O. Box 3644 Gillette, WY 82717
(307) 222-2032

OFFERING STATEMENT

10,000 Units of Membership Interest at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**535,000**	**$535,000**	**$492,200**

oral or written, relating to the subject matter of this Agreement. This Agreement may be modified in writing and must be signed by both the Seller and Purchaser.

10. **GOVERNING LAW:** This Agreement shall be governed by and construed in accordance with the laws of the State of Wyoming.

11. **NOTICE:** Any notice required or otherwise given pursuant to this Agreement shall emailed:

    (a) **If to Purchaser:**
    Name ____
    Email ____

    (b) **If to Seller:**
    RAIDAQ LLC dba RAIDAtech
    solutions@raidatech.com

12. **WAIVER:** The failure of either party to enforce any provisions of this Agreement shall not be deemed a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed the day and year first above written.

PURCHASER:

___________________________ (Signature)

______________________________ (Name)

__________________ (Entity, if applicable)

_________________ (Position if applicable)

SELLER:

___________________________ (Signature)

Sean H. Worthington

RAIDAQ LLC dba RAIDAtech

CEO